

Mail Stop 3233

August 21, 2017

Via E-mail
Anthony Mifsud
Chief Financial Officer
Corporate Office Properties Trust and Corporate Office Properties, L.P.
6711 Columbia Gateway Drive, Suite 300
Columbia, MD 21046

> **Re: Corporate Office Properties Trust**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed February 17, 2017**
> **File No. 1-14023**
>
> **Corporate Office Properties, L.P.**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed February 17, 2017**
> **File No. 333-189188**

Dear Mr. Mifsud:

We have reviewed your August 16, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 7, 2017 letter.

Note 2. Summary of Significant Accounting Policies

Deferred Leasing and Financing Costs, page F-22

1. We note your response to comment 2. Please confirm that you will describe the Company's policy for classifying deferred leasing costs as investment activities and the basis for that policy in future filings.

You may contact William Demarest, Accountant at 202-551-3432 or me at 202-551-3429 with any questions.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate
& Commodities